Exhibit 2.12

OPINION OF SPECIAL INDEPENDENT COMMITTEE

OF TELEMAR NORTE LESTE S.A.

Rio de Janeiro, July 29, 2011

To the Board of Directors of Telemar Norte Leste S.A.

Delivered by hand

Att.:	Mr. José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

Re.:     Recommendation of the Special Independent Committee to the

Board of Directors of Telemar Norte Leste S.A.

Dear Sirs,

1. The Independent Special Committee (the “Committee”) of Telemar Norte Leste S.A. (“TMAR”), appointed by the Board of Directors of TMAR on June 29, 2011, to carry out the obligations set forth in CVM Guideline No. 35, dated September 1, 2008, in regards to negotiating the share exchange ratios arising from the proposed share exchange between Coari Participações S.A. (“Coari”) and TMAR and mergers of Coari and Tele Norte Leste Participações S.A. (“TNL”) into Brasil Telecom S.A. (“BRT”) (the “Transaction”), inform you that the process of negotiating the exchange ratios has been successfully completed, with this Committee and the special independent committee of BRT agreeing to submit to their respective boards of directors their recommendation for the following exchange ratios (“Exchange Ratios”):

TMAR3/BRTO3: 5.1149

TMAR5/BRTO3: 3.8620

TMAR6/BRTO3: 3.8620

TMAR5/BRTO4: 4.4537

TMAR6/BRTO4: 4.4537

2. The Exchange Ratios are net of the distribution of redeemable shares of BRT disclosed in the Material Fact (Fato Relevante) released on May 24, 2011.

3. During the process of negotiating the exchange ratios, the Committee relied on the advisory support of Banco Bradesco BBI S.A., which conducted studies of exchange ratios using the following methodologies: (i) market values of the companies’ shares at various times; (ii) discounted cash flows; and (iii) valuation by multiples. These studies were prepared based on the financial statements and other economic-financial information provided by the companies involved to the Committee. These studies, as well as the other required information supplied by TMAR, were used as the basis for the negotiations conducted by the Committee.

4. After discussions between the Committee and the committee of BRT, it was decided that the Exchange Ratios would be calculated based on stock market quotations (assuming the value of TMAR6 shares being identical to that of TMAR5 shares), using the volume-weighted average price for the thirty (30) days prior to the disclosure and publication of the Material Fact released on May 24, 2011. Along these lines, the Exchange Ratios presume that the exchange ratios for the shares of BRT and TNL will be determined using the same methodology and, therefore, would be as follows:

TNLP3/BRTO3: 2.3122

TNLP4/BRTO4: 2.1428

TNLP4/BRTO3: 1.8581

5. Banco Bradesco BBI S.A. will present a report corroborating the conclusions of the Committee. This report, containing the financial analysis prepared by Banco Bradesco BBI S.A. used to support the recommendations of the Committee, will be forwarded to you by August 3, 2011.

6. Based on the above, the Committee recommends to the Board of Directors the Exchange Ratios indicated above, which the Committee considers appropriate for the Transaction.

Sincerely,

/s/ Fernando Antônio Barbosa	/s/ Ronaldo Vieira Carneiro
Fernando Antônio Barbosa	Ronaldo Vieira Carneiro

/s/ Stefan Alexander Stefan Alexander

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